UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 4)



WESTMORELAND COAL COMPANY

COMMON STOCK

Cusip Number: 960878106

 December 31, 2000
(Date of Event which Requires Filing of this Statement)

{x} Rule 13d-1(b)

CUSIP NO. 960878106			13G

1. 	The Killen Group, Inc.
	IRS#23-2213851

2. 	Not applicable.

3. 	SEC Use Only

4. 	Incorporated in the Commonwealth of Pennsylvania

Number of		5.	Sole Voting Power		525,050
Shares
Beneficially	6.	Share Voting Power
Owned by
Each			7.	Sole Dispositive Power	585,709
Reporting
Person		8.	Shared Dispositive Power
With

9. Aggregate Amount Beneficially Owned By Each Reporting Person
		585,709

10.  Not applicable.

11.	Percent of Class Represented By Amount in Row 9
		8.3%
12. Type of Reporting Person*
		IA

CUSIP NO.	960878106

1. Robert E. Killen
	SS# ###-##-####

2. Not applicable

3. SEC USE ONLY

4. Citizen of USA

		5. Sole Voting Power		29,184
		6.Share Voting Power		NA
		7.Sole Dispositive Power	29,184
		8. Shared Dispositive Power	NA

9. Aggregate Amount Beneficially Owned by Each Reporting Person
			29,184

10. NA

11. Percent of Class Represented by Amount in Row 9

			0.04%

12. Type of Reporting Person

			IN

CUSIP NO. 960878106

Item 1.
(a) The Issuer is Westmoreland Coal Company
(b) The Issuers Principal Offices Are Located At

		2 North Cascade Ave.
		14th Floor
		Colorado Springs, CO 80902

Item 2.
The Killen Group, Inc.
(a) The Killen Group, Inc is a person filing this report.
(b) The Killen Group's Address is 1189 Lancaster Avenue,
Berwyn, PA 19312
(c) The Killen Group is a corporation incorporated under the laws of the Commonwealth of Pennsylvania
(d) This filing pertains to the common stock of the Issuer
(e) The CUSIP number for the common stock is 960878106
Robert E. Killen
(a) Robert E. Killen is a person filing for this report.
(b) Mr. Killen's business address is

		1189 Lancaster Avenue
		Berwyn, PA 19312
(c) Mr. Killen is a citizen of the USA
(d) The filing pertains to the common stock of the Issuer.
(e) The CUSIP number is 960878106


Item 3.
The Killen Group, Inc. is an Investment Advisor registered under section 203 of the Investment Advisor Act of 1940.

Robert E. Killen is the Chairman, CEO and sole shareholder of The
Killen Group, Inc.

Item 4.
The Killen Group
(a) The Killen Group is the beneficial owner of 585,709 shares of the Issuer's common stock.
(b) The amount owned by The Killen Group is 8.3 % of the shares outstanding.
(c) (I) The Killen Group has the sole power to vote or to direct the vote of 525,050 shares of common stock.
(iii) The Killen Group has the sole power to dispose or to direct the disposition of 585,709 shares of common stock.

Robert E. Killen
(a) Robert E. Killen owns 29,184 shares of the Issuer's common stock.
(b) Mr. Killen owns 0.04% of shares outstanding.
(c) (i) Mr. Killen has sole power to vote the 29,184 shares.
   (iii) Mr. Killen has sole power to dispose of 29,184 shares.

Item 5.
	Not Applicable.

Item 6.
	Other persons who have the right to the proceeds of a sale of the securities are the clients of The Killen Group, Inc., for whom the securities were purchased.

Item 7. Not applicable.

Item 8. Not applicable.

Item 9. Not applicable.

Item 10.

	By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer over such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

Date: February 13, 2001				Date: February 9, 2001

								The Killen Group, Inc.


Robert E. Killen___		Robert E. Killen
Robert E. Killen			Robert E. Killen, Chairman & CEO